

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2012

Via E-Mail
Mr. Charles G. Nichols
Chief Financial Officer
Scio Diamond Technology Corporation
411 University Ridge, Suite D
Greenville, South Carolina 29601

> **Re: Scio Diamond Technology Corporation**
> **Form 10-K for the Year Ended March 31, 2011**
> **Filed June 21, 2011**
> **Form 10-Q for the Quarter Ended December 31, 2011**
> **Filed February 14, 2012**
> **File No. 333-147959**

Dear Mr. Nichols:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2011

Item 1. Business, page 3

1. The disclosure in this section reads as if you are registering an offering of securities rather than filing an annual report. We note several instances where disclosure is repeated from your Form S-1 declared effective in 2010. Form 10-K is not intended to be a blank form to be filled in. Please confirm that in future filings the Business section will describe the state of your business as of the period covered by the report.   Refer to General Instruction C.(1)-(2) to Form 10-K.

Item 7. Management's Discussion and Analysis, page 15

2. Please confirm that in future filings you will clarify in the introductory paragraph that forward looking statements made by penny stock issuers are excluded from the safe harbor in Section 21E of the Securities Exchange Act of 1934.

Signatures, page 25

3. In future filings, please include the signature of your principal accounting officer or controller in the second signature block. To the extent a person signs the report in more than one capacity, each capacity in which the person serves should be identified. Refer to General Instruction D.(2)(a)-(b) to Form 10-K.

Form 10-Q for Quarter ended December 31, 2011

Statement of Cash Flows, page F-4

4. We note that the cash flows from financing activities section includes $136,274 of proceeds from Apollo payable net of repayments. Please explain to us and disclose in the notes to the financial statements the nature and terms of this transaction. As it appears that this amount represents the remaining amount of the note payable issued in connection with the Apollo Diamond asset purchase agreement, we are unclear as to why it is reflected as a "cash inflow" in the statement of cash flows.

Notes to the Financial Statements

Note 2. Asset Purchase, page 13

5. We note your disclosure that on August 31, 2011 you completed a purchase of certain assets from Apollo Diamond for $2 million. Please tell us and disclose in future filings, how you determined or calculated the value attributed to the patent asset. Also, tell us the nature and amount of major asset classes included in property plant and equipment and for both the property, plant and equipment assets and the patent asset, please tell us and disclose in the notes to the financial statements the useful life of each of the assets and the method of depreciation or amortization. Additionally, please tell us why you believe this was an acquisition of assets rather than an acquisition of a business.

Note 3. Note Payable, page 13

6. We note your disclosure that under the terms of the Asset Purchase Agreement with Apollo Diamond, Inc, you shall pay $1 million as stipulated between the Parties and a $1 million promissory note bearing interest at 4% annually. In light of the fact that it appears that this promissory note was initially recorded on the balance sheet and as of December 31, 2011 $136,274 remains outstanding, please tell us why the statement of

cash flows indicates that $2 million was paid in cash for the purchase of Apollo assets as of September 30, 2011.

Note 4. Capital Stock, page 13

7. We note your disclosure that during the quarter ended September 30, 2011 you issued 13 million shares of common stock for the purchase of the name "Scio Diamond Technology Corporation." Please tell us how you accounted for this transaction, including how you valued the shares of stock issued. Also, in light of the fact that it appears that you have recorded an intangible asset related to this acquired name, please explain to us how you determined the value of the intangible asset recorded and tell us and disclose in the notes to the financial statements, the useful life of the intangible that will be used for amortization purposes.

Note 5. Other Income, page 14

8. We note from your disclosure on the face of your statement of operations that in the three months ended December 31, 2011 you recognized $134,200 of other income. We also note your disclosure in Note 5 that during this quarter you sold property and equipment from the Apollo acquisition for a total of $134,200. Please explain to us how you calculated or determined the amount of other income to recognize in this transaction. As part of your response, please tell us the amount of the carrying value of the equipment sold in this transaction and the amount of cash received. In light of the fact that the property and equipment acquired from Apollo was recorded at the time of acquisition, in August 2011, we would expect that these assets would have some value attributable to them immediately prior to the sale. Also, your statement of cash flows should be revised to reflect the proceeds received for the sale of property and equipment as an investing transaction.

Item 4. Controls and Procedures, page 18

9. We note that the Form 10-Q for the quarters ended December 31, 2011, September 30, 2011, and June 30, 2011 all disclose that management concluded that your disclosure controls and procedures were effective as of the end of the reporting periods. In light of the fact that the Form 10-K for the year ended March 31, 2011 disclosed that both disclosure controls and procedures and internal controls and procedures were not effective, please tell us the nature of the changes that you have made to these disclosure controls and procedures during the 2012 quarters in order to conclude that they are effective as of June 30, 2011, September 30, 2011, and December 31, 2011. As part of your response, please identify the nature of any material weaknesses that contributed to the ineffective conclusion at March 31, 2011.

Form 8-K furnished January 6, 2012

10. We note your disclosure in Exhibit 99.2 of your Form 8-K furnished on January 6, 2012, that in August 2011 you consummated a reverse merger into a publicly traded shell, Crossbow Holdings Corp. However, it does not appear from your disclosures in your Form 10-Q for the quarter ended September 30, 2011 that there was a reverse merger transaction. Please explain to us, and disclose in the notes to your financial statements, the nature of any reverse merger transaction that occurred, including the number of shares issued in the transaction and how you accounted for the transaction in your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or Max Webb at (202) 551-3755 with any other questions. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief